Via U.S. Mail and Fax
Mr. Rick Medlock
Chief Financial Officer
Inmarsat Holdings Limited
99 City Road
London EC1Y 1AX
United Kingdom

								February 6, 2006

	RE:	Inmarsat Holdings Limited
		Form 20-F for the fiscal year ended December 31, 2004
		File No. 333-120876-01

		Inmarsat Finance II plc
		Form 20-F for the fiscal year ended December 31, 2004
		File No. 333-120876

		Inmarsat Finance plc
		Form 20-F for the fiscal year ended December 31, 2004
		File No. 333-115865

		Inmarsat Group LTD
		Form 20-F for the fiscal year ended December 31, 2004
		File No. 333-115865-06

Dear Mr. Medlock:

	We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.


								Sincerely,


								Larry Spirgel
								Assistant Director
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Mr. David A. R. Evans
Salem Communications Corporation
November 29, 2004
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE